UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom confirms financial targets for 2007

Aug 09, 2007

Deutsche Telekom continued to strengthen its international position and recorded significant revenue growth on international markets during the first half of 2007. Within Germany, the measures introduced to cut costs generated an improvement in the second quarter relative to the first quarter: the adjusted EBITDA of the Broadband/Fixed Network segment, for example, that was influenced to a large extent by domestic business, increased slightly over the first quarter to EUR 1.9 billion despite the decline in revenue. In addition, the retail broadband market share of new customers was 42 percent in the second quarter, within the target corridor. T-Mobile consolidated its position as the German mobile communications market leader with 34.3 million customers. The Group’s “Focus, fix and grow” strategy presented in March is being implemented consistently. For example, the collective agreement on Telekom Service and sustained growth in the broadband market were the first steps taken to make Deutsche Telekom more competitive. The launch of a second brand, congstar, establishes Deutsche Telekom’s position in the price-sensitive discount sector. The Save for Service program already generated savings of EUR 0.8 billion in the first half-year and is designed to save a total of EUR 2 billion in the full financial year. With adjusted EBITDA of around EUR 9.6 billion in the first half-year, the Group is within the range of its expectations. “The key message that we want to communicate for the first half of 2007 is that we are right on track to achieve our 2007 financial targets,” emphasized René Obermann, Chairman of the Board of Management of Deutsche Telekom.

Overall, net revenue increased by 3.5 percent year-on-year to EUR 31 billion in the first six months of the year. At Group level, adjusted EBITDA fell by 2.1 percent in the first half of 2007 to EUR 9.6 billion. The Group’s performance nevertheless picked up in the second quarter with an increase of 1.8 percent, contrasting with the 5.8 percent decrease year-on-year in the first three months.

“We are on the right track with our activities to become more competitive and keep our costs under control. However, we should not let this hide the fact that our journey is far from over and will not become any easier as we continue on this path,” said Obermann.

International revenue rose by 14.6 percent in the first half of the year to EUR 15.6 billion. Deutsche Telekom thus generated over half of its revenue outside Germany. The buoyant growth can be attributed primarily to a sharp increase in customer numbers of just under 2.4 million in the international mobile business, where revenue increased by 15.1 percent year-on-year in the first half of the year. In the United States alone, T-Mobile recorded 1.8 million net additions in the first two quarters of the year, approximately 77 percent of which are contract customers. The international contract customer segment posted a total of around 2.5 million net additions in the first half of 2007. The Group’s adjusted international EBITDA improved overall by almost 22 percent to EUR 4.4 billion in the first half-year. T-Mobile alone increased adjusted EBITDA by 26.0 percent to EUR 3.9 billion in its business outside Germany.

On account of the intense price and competitive pressure in Germany, domestic revenue declined by 5.7 percent in the first half of the year to EUR 15.4 billion. The main factors contributing to this decline were developments in the Broadband/Fixed Network segment, where domestic revenue was down 7.5 percent in the first six months of 2007. By contrast, T-Mobile Deutschland was able to limit its revenue decline to 2.6 percent.

Adjusted EBITDA in Germany in the first six months decreased by 15.9 percent year-on-year to EUR 5.2 billion. Broadband/Fixed Network reported an 18.8 percent drop in the first half of the year to EUR 3.3 billion. Adjusted EBITDA for the second quarter in the domestic Broadband/Fixed Network segment remained at the first quarter level of EUR 1.7 billion. The measures taken to control costs made it possible to improve the EBITDA margin by 1.3 percentage points to 33.5 percent in the second quarter compared with the first three months of the year. In the first half of 2007, EBITDA for T-Mobile Deutschland fell by 9.9 percent to EUR 1.4 billion. In the second quarter of 2007, EBITDA improved by 5.9 percent quarter-on-quarter.

Net profit fell by almost 50 percent to EUR 1.07 billion, while net profit adjusted for special factors decreased by 44 percent to EUR 1.1 billion. This was mainly due to the marginally weaker EBITDA and, in particular, higher depreciation, amortization and impairment losses plus higher tax expense.

At EUR 2.3 billion, free cash flow in the first half of the year was around 5 percent higher than in the prior-year period.

Results of the “Focus, fix and grow” strategy presented in March are already apparent. We have taken various steps to make our business in Germany more competitive. Besides the strong new DSL customer business, these include the implementation of Telekom Service with the new collective agreements effective from July 1 and the launch of our second brand, congstar, in the fiercely contested mobile communications and DSL market in mid-July. As part of the expansion of its international operations, Deutsche Telekom submitted a bid for the acquisition of Dutch mobile operator Orange NL from France Telecom. Progress was also made with the program to focus our financial means, for example, through transactions with a volume of around EUR 1.2 billion agreed by the beginning of August. This figure includes the disposals of the Spanish and French internet providers Ya.Com and Club Internet. Savings of EUR 0.8 billion were made in the first half of the year with Save for Service. The measures defined up to now are expected to generate annual savings of EUR 1.4 billion. In light of this, Deutsche Telekom is confident of reaching its stated goal of around EUR 2 billion for this year.

For the full financial year, Deutsche Telekom expects moderate growth in net revenue, adjusted EBITDA of approximately EUR 19 billion and free cash flow, including real estate sales, of around EUR 6 billion.

The business areas at a glance

Mobile Communications

With a customer base of 34.3 million, T-Mobile maintained its market leadership in Germany, with 428,000 net additions clearly boosting the number of contract customers in the first half of the year. The considerable success of the new mobile calling plans recently introduced in Germany was another contributory factor. More than half a million customers opted for the Max rate plan. The number of T-Mobile@Home customers also more than doubled compared with mid 2006 to around 1.7 million.

The continued fierce price competition in Germany again impacted Mobile revenue, an effect which even the strong customer growth was not able to offset fully. At around EUR 4.0 billion in the first half of 2007, revenue was down 2.6 percent on the prior-year period. Adjusted EBITDA amounted to EUR 1.4 billion in the first half of 2007. The decline in revenue impacted adjusted EBITDA less forcefully in the second quarter (minus 8.5 percent) than in the first quarter. The EBITDA margin improved marginally to 36.9 percent.

T-Mobile’s international business is still its growth driver. Customer figures at T-Mobile’s national companies continued their upward trend. In particular, the number of contract customers outside Germany increased substantially again by 1.2 million in the second quarter. In the United States, T-Mobile expanded its customer base by 1.8 million in the first six months; 77 percent or 1.4 million of these are contract customers.

T-Mobile’s national companies outside Germany boosted their revenues by a total of EUR 13.1 billion in the first half of 2007, an increase of 15.2 percent year-on-year. The positive upward trend in international revenue is also driving up earnings. Adjusted EBITDA increased by 26.8 percent compared with the prior-year period. The largest contribution was again made by T-Mobile USA, which in spite of the weak dollar still posted significant growth on a euro basis, passing the EUR 1 billion EBITDA mark for the first time in the second quarter. The Mobile business in the United Kingdom also continued to perform well, with clear improvements primarily in adjusted EBITDA and the EBITDA margin in the second quarter. T-Mobile UK recorded 178,000 new contract customers in the first half of 2007. More than 50 percent of all contract customers have opted for the Flext rate plan since it was introduced.

T-Mobile’s national companies in Eastern Europe also contributed to the upturn in international business. PTC, a Polish company that was not yet consolidated in the first half of 2006, made a substantial contribution with revenue of EUR 932 million in the first half of the year.

Broadband/Fixed Network

In Germany, the Broadband/Fixed Network business area benefited considerably from continued growth in the broadband market. At 42 percent in the second quarter, the retail market share in the business with new DSL customers in Germany was within the target corridor of 40 to 45 percent. The number of broadband lines in Germany increased by 28 percent compared with the end of June 2006 to 11.5 million. In the second quarter, however, the number of new DSL customers fell to 373,000 due to seasonal effects, corresponding to the overall development of the market. Continuously strong growth was recorded with the new T-Home calling plans. Around 1.7 million new contracts were added in the second quarter of 2007, pushing the total up to 7.4 million. Losses of narrowband lines continued as expected: the Group lost some 1.1 million narrowband lines in Germany in the first six months of the year, 516,000 of which were in the second quarter.

The strong performance of the new calling plans and the broadband market did not offset the revenue shortfalls resulting from reduced call charges and line losses. In the second quarter, revenue in Germany fell by 9.1 percent to EUR 4.9 billion, also due to the decline in revenue from interconnection services and price erosion in the broadband market. In terms of earnings, however, this drop in revenue was partially offset by cost-cutting measures. Adjusted EBITDA in the Broadband/Fixed Network segment improved slightly to EUR 1.9 billion compared with the first quarter. The EBITDA margin also increased to 33.7 percent. Adjusted EBITDA in the second quarter fell by 15 percent year-on-year, an improvement on the first quarter when a reduction of 17.9 percent was recorded.

The international broadband business also developed successfully. The number of broadband lines - excluding Club Internet - rose by 69 percent or 589,000 year-on-year to 1.4 million. In Eastern Europe, the number of broadband lines rose by 418,000 to 1.2 million. Broadband/Fixed Network’s international revenue increased in the first half of 2007 by a total of 7.4 percent year-on-year to around EUR 1.4 billion. Excellent broadband growth at all subsidiaries outside Germany partially offset the shortfalls in traditional fixed-network communications in Eastern Europe. Adjusted EBITDA outside Germany was up by a total of 5.7 percent to EUR 0.5 billion.

T-Systems

New orders in the Business Customers segment remained almost stable in the first half of the year at EUR 6.8 billion. T-Systems gained new, high-volume orders with energy utility Centrica in the United Kingdom and with Bosch and Airbus in Asia.

International and domestic revenue trends also differed at T-Systems. The international business reported a further revenue increase of just under 10 percent to EUR 1.2 billion.

In Germany, however, revenue decreased by 9.9 percent in the first six months to EUR 4.7 billion compared with the prior-year period. This decline can be attributed to the continued intense competition and the price erosion in the traditional telecommunications business.

Total revenue in the Business Customers area declined by 6.4 percent in the first half of 2007 to EUR 5.9 billion, due to internal revenue trends. By contrast, net revenue decreased by just 2.9 percent to EUR 4.4 billion. The development of total revenue clearly reflects on the one hand the price pressure prevalent in the market and the reduced IT budgets of the largest business customers. On the other hand, the disproportionately large drop in internal revenue demonstrates the contribution T-Systems makes to cutting internal costs.

Adjusted EBITDA decreased by 22.4 percent year-on-year to EUR 541 million in the first half of the year, although the decline in the second quarter was only 17.6 percent compared with the same period in 2006.

The Deutsche Telekom Group at a glance*:

	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Net revenue	15,575	15,130	2.9	31,028	29,972	3.5	61,347
- Domestic	7,624	8,139	(6.3)	15,417	16,347	(5.7)	32,460
- International	7,951	6,991	13.7	15,611	13,625	14.6	28,887
Profit (loss) before income taxes	1,261	1,333	(5.4)	2,307	3,101	(25.6)	2,604
Adjusted profit before income taxes	1,349	1,401	(3.7)	2,551	3,065	(16.8)	5,564
Net profit	608	1,018	(40.3)	1,067	2,108	(49.4)	3,165
Adjusted net profit	574	1,062	(46.0)	1,137	2,036	(44.2)	3,850
EBITDA	4,813	4,749	1.3	9,356	9,637	(2.9)	16,321
EBITDA adjusted for special factors	4,902	4,817	1.8	9,584	9,787	(2.1)	19,434
Net cash from operating activities	3,150	2,898	8.7	5,215	5,695	(8.4)	14,222
Free cash flow before payment of dividends1)	1,751	1,118	56.6	2,271	2,162	5.0	2,983
Investments in property, plant and equipment, and intangible assets (excluding goodwill)	1,584	1,925	(17.7)	3,607	3,969	(9.1)	11,806
Net debt at balance sheet date				40,357	38,819	4.0	39,555
Number of employees at balance sheet date				242,703	249,991	(2.9)	248,800

1)	Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted accordingly. For calculation and more detailed definition of free cash flow, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.deutschetelekom.com) under “Investor Relations.”

Mobile Communications at a glance*:

	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Total revenue	8,650	7,856	10.1	17,050	15,431	10.5	32,040
Net revenue	8,472	7,677	10.4	16,718	15,082	10.8	31,308
Profit (loss) from operations	1,297	1,083	19.8	2,363	2,138	10.5	4,504
EBITDA	2,741	2,363	16.0	5,262	4,643	13.3	9,862
Adjusted EBITDA	2,750	2,363	16.4	5,289	4,643	13.9	9,902
Average number of employees	61,402	52,603	16.7	61,008	52,057	17.2	54,124

Broadband/Fixed Network at a glance*:

	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Total revenue	5,655	6,106	(7.4)	11,487	12,231	(6.1)	24,515
- Domestic	4,948	5,445	(9.1)	10,094	10,909	(7.5)	21,835
- International	722	661	9.2	1,420	1,322	7.4	2,680
Net revenue	4,762	5,014	(5.0)	9,697	10,167	(4.6)	20,366
Profit (loss) from operations	929	1,268	(26.7)	1,905	2,538	(24.9)	3,356
EBITDA	1,855	2,234	(17.0)	3,739	4,466	(16.3)	7,195
Adjusted EBITDA	1,905	2,240	(15.0)	3,775	4,518	(16.4)	8,748
Average number of employees	99,185	108,196	(8.3)	99,888	108,294	(7.8)	107,006

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Business Customers at a glance*:

	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Total revenue	2,962	3,208	(7.7)	5,868	6,271	(6.4)	12,869
- Enterprise Services	1,992	2,119	(6.0)	3,933	4,115	(4.4)	8,533
- Business Services	970	1,089	(10.9)	1,935	2,156	(10.3)	4,336
Net revenue	2,239	2,350	(4.7)	4,422	4,553	(2.9)	9,301
New orders	2,658	3,948	(32.7)	6,824	6,879	(0.8)	14,379
Profit (loss) from operations	34	48	(29.2)	78	160	(51.3)	(835)
EBITDA	256	286	(10.5)	517	615	(15.9)	111
Adjusted EBITDA	280	340	(17.6)	541	697	(22.4)	1,291
Average number of employees	56,218	57,802	(2.7)	56,497	55,166	2.4	56,595

Group Headquarters & Shared Services at a glance*:

	Q2 2007	Q2 2006	Change	H1 2007	H1 2006	Change	FY 2006
	millions of €	millions of €	%	millions of €	millions of €	%	millions of €
Total revenue	988	914	8.1	1,940	1,806	7.4	3,758
Net revenue	102	89	14.6	191	170	12.4	372
Profit (loss) from operations	(215)	(294)	26.9	(465)	(412)	(12.9)	(2,138)
EBITDA	(26)	(97)	73.2	(94)	(37)	n.a.	(1,191)
Adjusted EBITDA	(21)	(94)	77.7	46	(27)	n.a.	(461)
Average number of employees	27,241	30,793	(11.5)	28,275	30,892	(8.5)	30,755

*	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses.

For a detailed explanation of pro forma figures, special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to the interim Group report.

Development of customer numbers:

Broadband/Fixed Network

	June 30, 2007	June 30, 2006	Change	Change
	(thousands)	(thousands)	(thousands)%
Broadband
Lines (total) 1,2,3)	12,951	9,812	3,139	32.0
Domestic 4)	11,513	8,963	2,550	28.5
of which: retail	8,013	6,423	1,589	24.7
International 2,3,5,6)	1,439	850	589	69.3
Broadband rates (total) 3,7)	9,037	6,008	3,029	50.4
of which: domestic	7,455	5,102	2,353	46.1

Narrowband
Lines (total) 1,8)	37,725	40,083	(2,357)	(5.9)
Domestic	32,089	34,234	(2,145)	(6.3)
of which: ISDN lines	8,781	9,375	(595)	(6.3)
International (Eastern Europe only)6)	5,637	5,849	(212)	(3.6)
Narrowband rates (total) 3,7)	2,721	3,754	(1,033)	(27.5)

Wholesale/resale
DSL resale 9)	3,686	2,682	1,004	37.4
of which: domestic	3,500	2,539	961	37.8
Unbundled local loop lines 10)	5,476	4,009	1,467	36.6

Comments on the Broadband/Fixed Network table:

Table includes broadband and narrowband lines (Germany, Eastern and Western Europe).

1	Lines in operation.
2	Total of retail and resale.
3	T-Online France was deconsolidated at the end of the second quarter of 2007, accounting for a reduction of 356,000 broadband lines, 644,000 broadband rates and 46,000 narrowband rates as of the end of the second quarter of 2007. Its customer figures are therefore no longer reported; prior-year figures have been adjusted accordingly.
4	Broadband lines excluding lines for internal use.
5	Includes customers with broadband lines on proprietary network.
6	Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and Crnogorski Telekom (formerly Telekom Montenegro).

7	Customers with a billing relationship include customers in Germany, Eastern and Western Europe. Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom; Western Europe includes Ya.com and Club Internet.
8	Telephone lines excluding internal use and public telecommunications, including wholesale services.
9	Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group. Resale: Included in total number of broadband lines.
10	Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Mobile Communications

	June 30, 2007	June 30, 2006	Change	Change
	(thousands)	(thousands)	(thousands)%
Mobile customers 1) (total)	111,761	101,084	10,677	10.6
in Europe	84,884	77,746	7,138	9.2
in the United States (T-Mobile USA)	26,877	23,338	3,539	15.2
T-Mobile Deutschland 2)	34,329	30,415	3,913	12.9
T-MobileUK3)	16,786	16,730	56	0.3
PTC	12,525	10,918	1,607	14.7
T-Mobile Austria	3,148	3,112	36	1.2
T-Mobile Netherlands	2,638	2,381	257	10.8
T-MobileCzech Republic	5,140	4,734	406	8.6
T-Mobile Hungary	4,517	4,279	238	5.6
T-Mobile Croatia	2,222	2,023	199	9.8
T-Mobile Slovakia	2,226	2,034	192	9.4
Other 4)	1,353	1,120	233	20.8

Comments on the Mobile Communications table:

1)	One mobile card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring and PTC customers were also included in the historic customer base.
2)	As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepaid customers. These customers can now use their prepaid credit longer than before. Accordingly, in the first half of 2007 far fewer customers were deactivated. Most of the reported increase in customer numbers in the first half of 2007 is due to this change. Approximately 400,000 prepaid customers resulted from the use of pre-activated prepaid cards in the context of special customer acquisition measures in the first quarter of 2007. Historical figures were not adjusted.
3)	Including Virgin Mobile.
4)	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Broadband/Fixed Network

	Q2 2007	Q2 2006	Change	Change
	(thousands)	(thousands)	(thousands)%
Broadband
Lines (total) 1,2,3)	555	509	46	9.0
Domestic 4)	448	402	46	11.4
of which: retail	373	15	358	n.a.
International 2,3,5,6)	107	107	0	0.0
ISP rates (total) 3,7)	597	340	257	75.6
of which: domestic	501	235	266	113.2

Narrowband
Lines (total) 1,8)	(576)	(557)	(19)	(3.4)
Domestic	(516)	(503)	(13)	(2.6)
of which: ISDN lines	(117)	(184)	67	36.4
International (Eastern Europe only)6)	(60)	(54)	(6)	(11.1)
Narrowband rates (total) 3,7)	(393)	(256)	(137)	(53.5)

Wholesale/resale
DSL resale 9)	85	401	(316)	(78.8)
of which: domestic	75	387	(312)	(80.6)
Unbundled local loop lines 10)	330	353	(23)	(6.5)

Comments on the Broadband/Fixed Network table:

Table includes broadband and narrowband lines (Germany, Eastern and Western Europe).

1	Lines in operation.
2	Total of retail and resale.
3	T-Online France was deconsolidated at the end of the second quarter of 2007, accounting for a reduction of 356,000 broadband lines, 644,000 broadband rates and 46,000 narrowband rates as of the end of the second quarter of 2007. Its customer figures are therefore no longer reported; prior-year figures have been adjusted accordingly.
4	Broadband lines excluding lines for internal use.
5	Includes customers with broadband lines on proprietary network.
6	Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and Crnogorski Telekom (formerly Telekom Montenegro).
7	Customers with a billing relationship include customers in Germany, Eastern and Western Europe. Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom; Western Europe includes Ya.com and Club Internet.
8	Telephone lines excluding internal use and public telecommunications, including wholesale services.
9	Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group. Resale: Included in total number of broadband lines.
10	Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Mobile Communications

	Q2 2007	Q2 2006	Change	Change
	(thousands)	(thousands)	(thousands)%
Mobile customers 1) (total)	2,556	1,889	667	35.34
in Europe	1,698	1,278	420	32.9
in the United States (T-Mobile USA)	857	613	244	39.8
T-Mobile Deutschland 2)	1,280	170	1,110	n.a.
T-MobileUK3)	51	369	(318)	(86.2)
PTC	152	416	(264)	(63.5)
T-Mobile Austria	9	(1)	10	n.a.
T-Mobile Netherlands	46	52	(6)	(11.5)
T-MobileCzech Republic	31	86	(55)	(64.0)
T-Mobile Hungary	39	57	(18)	(31.6)
T-Mobile Croatia	30	65	(35)	(53.8)
T-Mobile Slovakia	4	24	(20)	(83.3)
Other 4)	56	40	16	(40.0)

Comments on the Mobile Communications table:

1)	One mobile card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring and PTC customers were also included in the historic customer base.
2)	As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepaid customers. These customers can now use their prepaid credit longer than before. Accordingly, in the first half of 2007 far fewer customers were deactivated. Most of the reported increase in customer numbers in the first half of 2007 is due to this change. Approximately 400,000 prepaid customers resulted from the use of pre-activated prepaid cards in the context of special customer acquisition measures in the first quarter of 2007. Historical figures were not adjusted.
3)	Including Virgin Mobile.
4)	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost saving initiatives. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to the company’s results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.deutschetelekom.com) under the link “Investor Relations.”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: August 9, 2007